Exhibit 99.2

Highlander Silver Corp.

Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and

twelve months ended September 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Highlander Silver Corp.

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Highlander Silver Corp. (the “Company”), as of December 31, 2025 and September 30, 2024, and the related consolidated statements of net loss and comprehensive loss, cash flows, and changes in equity for the fifteen month period ended December 31, 2025, and the year ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Highlander Silver Corp. as of December 31, 2025 and September 30, 2024, and the results of its operations and its cash flows for the fifteen month period ended December 31, 2025, and the year ended September 30, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter – Change in Accounting Policy

We draw attention to Note 6 of the financial statements, which explains that certain comparative information presented:

●	As at and for the year ended September 30, 2024 has been restated.

●	As at October 1, 2023 has been derived from the financial statements for the year ended September 30, 2023 which have been restated (not presented herein).

Note 6 explains the change in accounting policy and related restatement and also explains the adjustments that were applied to restate certain comparative information. Our opinion is not modified in respect of this matter.

We have served as the Company’s auditor since 2021.

/s/ Davidson & Company LLP

Chartered Professional Accountants	Vancouver, Canada
Licensed Public Accountants

March 30, 2026

Highlander Silver Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2025	September 30, 2024 (Restated – Note 6)	October 1, 2023 (Restated – Note 6)

Assets

Current assets
Cash and cash equivalents		$108,198,015	$2,500,894	$229,702
Receivables	11	90,288	275,000	–
Prepaids and other		202,928	25,536	14,268
Value-added tax receivable		214,462	15,357	8,904
		108,705,693	2,816,787	252,874

Reclamation deposit		59,951	59,052	11,096
Property and equipment	8	298,658	94,523	–
Mineral property interests	7	12,188,048	10,758,885	44,013
Value-added tax receivable		339,013	89,730	–

Total assets		$121,591,363	$13,818,977	$307,983

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	11	$2,459,902	$372,481	$234,986
Consideration payable	7	1,713,250	1,687,375	–
Lease liabilities		12,412	–	–
		4,185,564	2,059,856	234,986
Non-current liabilities
Consideration payable	7	–	1,687,375	–
Reclamation provision	9	650,439	492,426	–
Total liabilities		4,836,003	4,239,657	234,986

Equity
Common shares	10	140,014,858	19,524,567	7,219,766
Reserves	10	3,402,702	1,724,026	1,385,293
Commitment to issue shares	10	750,000	46,319	46,319
Foreign currency reserve		670,276	(432,731)	(63,899)
Deficit		(28,082,476)	(11,282,861)	(8,514,482)
Total equity		116,755,360	9,579,320	72,997

Total liabilities and equity		$121,591,363	$13,818,977	$307,983

Nature of operations and going concern (Note 1)

Commitments (Note 19)

Subsequent events (Note 20)

Approved on behalf of the Board:

“Thomas Whelan”	“Jerrold Annett”
Thomas Whelan – Director	Jerrold Annett – Director

March 30, 2026

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except share amounts)

	Note	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024 (Restated – Note 6)

Exploration expenses	14	$9,066,545	$1,432,595
General and administrative expenses	15	8,666,508	1,685,611
Loss from operations		17,733,053	3,118,206

Gain on disposal of equipment		(137,294)	(11,847)
Finance cost		243,741	8,237
Interest and other income		(1,233,553)	(152,663)
Foreign exchange loss		184,422	–
Write-off of mineral property interests		–	36,722
Write-off of receivables	16	182,052	86,540
Net loss		16,972,421	3,085,195

Other comprehensive (income) loss
Items that may be reclassified to profit or loss:
Foreign currency translation		(1,103,007)	368,832
Total comprehensive loss		$15,869,414	$3,454,027

Net loss per share attributable to:
Shareholders of the Company Basic and diluted		$0.17	$0.05

Weighted average number of shares outstanding
Basic and diluted		102,010,501	67,071,265

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Note	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024 (Restated – Note 6)

Cash provided by (used in):
Operations
Net loss for the year		$(16,972,421)	$(3,085,195)
Adjustments for:
Bonus expense		–	46,500
Depreciation		45,384	29,608
Finance cost		243,741	8,237
Foreign exchange		(272,909)	(119,928)
Gain on disposal of equipment		(137,294)	–
Interest income		(1,184,522)	(80,052)
Reclamation provision		77,287	–
Restructuring payment		–	91,094
Share-based compensation	10	2,285,246	630,626
Write-off of mineral property interests		–	36,722
Write-off of receivables		182,052	86,540
Net changes in non-cash working capital items:
Receivables		(59,471)	(81,965)
Value-added tax receivable		(448,388)	(6,454)
Prepaid and other		(186,024)	(11,268)
Accounts payable and accrued liabilities		2,145,243	3,078
Reclamation provision settlement		(5,569)	–
		(14,287,645)	(2,452,457)

Financing
Proceeds from bought deal equity financing, net of share issue costs paid	10	119,858,822	12,188,380
Finance costs paid		(213,367)	–
Payment of lease liabilities		(1,048)	–
Proceeds from exercise of options	10	86,600	–
Proceeds from exercise of warrants	10	860,205	3,750
		120,591,212	12,192,130

Investing
Mineral property interest	7	(27,626)	(36,722)
Milestone payment under acquisition agreement with SSR Mining	7	(1,701,500)	–
Interest income received		1,184,522	9,680
Property and equipment		(204,155)	(31,543)
Proceeds from disposal of equipment		137,294	7,774
Acquisition of Reliant Ventures S.A.C.		–	(7,158,514)
Cash acquired on purchase of Reliant Ventures S.A.C.		–	109,676
		(611,465)	(7,099,649)
Effect of exchange rate changes on cash and cash equivalents		5,019	(368,832)
Increase in cash and cash equivalents		105,697,121	2,271,192
Cash and cash equivalents, beginning of the year		2,500,894	229,702
Cash and cash equivalents, end of the year		$108,198,015	$2,500,894

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Consolidated Statements of Changes in Equity

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, except number of shares)

	Number of Shares	Amount	Reserves	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity

Balance, October 1, 2024 (Restated)	81,221,620	$19,524,567	$1,724,026	$46,319	$(432,731)	$(11,282,861)	$9,579,320
Bought deal equity financing, net of share issue costs	48,330,000	119,813,403	–	–	–	–	119,813,403
Exercise of warrants – shares to be issued	–	–	–	750,000	–	–	750,000
Fair value reversal on expired stock options	–	–	(172,806)	–	–	172,806	–
Shares issued on exercise of warrants and stock options	1,359,067	630,569	(433,764)	–	–	–	196,805
Share-based compensation	–	–	2,285,246	–	–	–	2,285,246
Reclassification of commitment to issue shares to common shares	–	46,319	–	(46,319)	–	–	–
Net loss and comprehensive loss	–	–	–	–	1,103,007	(16,972,421)	(15,869,414)
Balance, December 31, 2025	130,910,687	$140,014,858	$3,402,702	$750,000	$670,276	$(28,082,476)	$116,755,360

Balance, October 1, 2023 (Restated)	30,460,475	$7,219,766	$1,385,293	$46,319	$(63,899)	$(8,514,482)	$72,997
Bonus shares issued	75,000	46,500	–	–	–	–	46,500
Private placement, net of share issue costs	50,514,222	12,163,457	–	–	–	24,923	12,188,380
Shares issued – restructuring payment	146,923	91,094	–	–	–	–	91,094
Fair value reversal on expired stock options	–	–	(291,893)	–	–	291,893	–
Exercise of warrants	25,000	3,750	–	–	–	–	3,750
Share-based compensation	–	–	630,626	–	–	–	630,626
Net loss and comprehensive loss	–	–	–	–	(368,832)	(3,085,195)	(3,454,027)
Balance, September 30, 2024	81,221,620	$19,524,567	$1,724,026	$46,319	$(432,731)	$(11,282,861)	$9,579,320

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Its main business activity is the acquisition, exploration and evaluation of mineral properties located in Peru. These consolidated financial statements of the Company as at and for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024 comprise the Company and its subsidiaries (Note 2 (c)). On May 13, 2025, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol HSLV. On March 11, 2026, the Company’s common shares also commenced trading on the NYSE American LLC under the same symbol. Prior to May 13, 2025, the Company’s shares were listed on the Canadian Securities Exchange.

The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company's continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are dependent upon the existence of economically recoverable mineral reserves in the mineral properties that the Company holds an interest in. The continued exploration and development of projects will depend on the Company’s ability to receive future cash flows from share capital financing.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration stage company, the Company does not have revenue sources, and has historically relied on share capital financing, as well as property option or sale proceeds to fund its property acquisition, exploration and evaluation expenditures, and operating expenses.

As at December 31, 2025, the Company had cash and cash equivalents of $108,198,015 (September 30, 2024 – $2,500,894). The Company has financed its operations primarily through the issuance of common shares.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 30, 2026.

b)	Basis of presentation

These consolidated financial statements have been prepared on an historical cost basis, except for financial instruments which are classified as fair value through profit or loss (“FVTPL”). In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries with the exception of Cappex Exploraciones S.A.C. and Reliant Ventures S.A.C. which have a functional currency of Peruvian Soles.

c)	Basis of consolidation

These consolidated financial statements include the financial information of the Company and its subsidiaries.

Subsidiaries are entities controlled by the Company and are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are amended as necessary to align with the policies adopted by the Company.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

The consolidated financial statements include the following entities:

Highlander Silver Corp.	100%	Parent company
Pacific West Exploration Services Inc.	100%	Exploration company
Cappex Mineral Ventures Inc.	100%	Holding company
Cappex Exploraciones S.A.C.	100%	Exploration company
Reliant Ventures S.A.C.	100%	Exploration company
San Luis Resource (BVI) Inc.	100%	Holding company
San Luis Minerals (BVI) Inc.	100%	Holding company
Silver Standard Peru (BVI) Inc.	100%	Holding company

Inter-company balances and transactions, and any unrealized income, loss and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

When control of a subsidiary is lost, the Company: (a) derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position; (b) recognizes any investment retained in the former subsidiary at its fair value when control is lost and subsequently accounts for it and for any amounts owed by or to the former subsidiary in accordance with the relevant provisions of the IFRS; and (c) recognizes the gain or loss associated with the loss of control attributable to the former controlling interest.

3.	MATERIAL ACCOUNTING POLICIES

a)	Mineral property interests

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting, community engagement, exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering of exploration data through geophysical studies.

The Company capitalizes direct costs of acquiring mineral property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred are expensed as incurred up to the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant, and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

b)	Property and equipment

Property and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

Property and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 2 to 12 years.

Right-of-use assets are depreciated using the straight-line method from the date the asset is available for use by the Company to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as that of property, plant and equipment.

Assets under construction are capitalized as separate components and are presented as construction in progress. Upon completion, the cost of these assets is transferred to their definitive category. Construction in progress is not depreciated.

The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for property and equipment and any changes arising from the assessment are applied by the Company prospectively.

c)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset that is physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then no right-of-use asset is identified.

●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

Payments related to short-term leases and leases of low-value assets are recognized as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Company recognizes a right-to-use asset and a corresponding lease liability on the date the leased asset is available for use by the Company.

The right-of-use asset and corresponding lease liability are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The cost of the right-of-use asset also includes any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.

d)	Reclamation provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pre-tax rate that reflects the time value of money, are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through depreciation using either the unit-of-production or the straight-line method. The related liability is adjusted at each reporting date for the unwinding of the discount rate, for changes to the current market-based discount rate, and for changes to the amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged to profit or loss as extraction progresses.

e)	Financial instruments

The Company classifies its financial instruments in the following categories: as FVTPL, financial assets at amortized cost and other financial liabilities at amortized cost. The classification depends on the purpose for which the financial assets or liabilities were acquired or incurred. Management determines the classification of financial assets and liabilities at initial recognition.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

(i)	Non-derivative financial assets and liabilities

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Classification

The Company classifies its financial assets and financial liabilities using the following measurement categories:

(a)	Those to be measured subsequently at fair value (either through other comprehensive income (loss) or through profit or loss); and

(b)	Those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (an irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income (loss).

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Cash and cash equivalents are classified as amortized cost. Cash equivalents include highly liquid investments with original maturities of three months or less, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Receivables and reclamation deposit are classified as financial assets at amortized cost.

(ii)	Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities and consideration payable.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded to profit or loss.

f)	Impairment

(i)	Financial assets

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

(ii)	Non-financial assets

Non-financial assets are reviewed quarterly by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the cash generating unit (CGU) level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount. The Company’s mineral property interest impairment policy is more specifically discussed in Note 3 (a) above.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

g)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Share capital is reduced by the average per-common-share carrying amount, with the difference between this amount and the consideration paid, added to or deducted from contributed surplus.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component. The balance, if any, is allocated to the attached warrants. Any value attributed to the warrants is recorded as contributed surplus.

h)	Share-based payment transactions

The Company has a stock option plan that provides for the granting of options to directors, officers and employees to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in contributed surplus as the options vest.

Options granted to employees and others providing similar services are measured at grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

Over the vesting period, share-based payments are recorded as an operating expense and as contributed surplus. When options are exercised, the consideration received is recorded as share capital. In addition, the related share-based payments originally recorded as contributed surplus are transferred to share capital.

When an option is cancelled, or expires, the initially recorded value is reversed from contributed surplus and credited to retained earnings or deficit.

i)	Income taxes

Income tax expense is comprised of current and deferred income taxes. Current income tax and deferred income tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

j)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company for the years presented, except if their inclusion proves to be anti-dilutive.

k)	Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction (historical rate). Assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated into Canadian dollars at period end exchange rate and any revenue and expenses are translated at the average exchange rate for the period. The resulting exchange differences are recognized in foreign currency reserves.

l)	Reclassification of general and administrative expenses

Site salaries, contractors, and project administration expenses have been reclassified from general and administrative expenses to exploration expenses in the consolidated statements of net loss and comprehensive loss for the twelve months ended September 30, 2024, to conform to the current period presentation. This reclassification did not impact net loss or cash flows.

m)	New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period have not been early adopted. The Company has reviewed these pronouncements, and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is currently assessing the impact of the new standard.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

4.	USE OF JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates and judgments. Those areas requiring the use of management estimates and judgments include:

(i)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 9.

(ii)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

(iii)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers and employees of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 10.

(iv)	Deferred income tax assets or liabilities

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts and therefore do not necessarily provide certainty as to their recorded values.

(v)	Asset Acquisition

The acquisition of Reliant Ventures S.A.C. was classified as an asset acquisition, as the acquired entity does not meet the definition of a business under IFRS 3 Business Combinations. The primary asset acquired is the San Luis Project, located in the Ancash department of central Peru. The acquisition was accounted for as the purchase of individual assets and liabilities, with no goodwill recognized. The total consideration transferred has been allocated to the identifiable assets acquired based on their estimated fair values at the acquisition date.

5.	CHANGE IN YEAR END

On October 31, 2025, the Company filed a Notice of Change of Year End to change its financial year-end from September 30 to December 31. The Company is changing its financial year-end to align its financial year-end and reporting periods with those of the Company’s subsidiaries. The Company elected to have a transition year of a fifteen-month period from October 1, 2024 to December 31, 2025, and has, accordingly, prepared the consolidated financial statements for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

6.	VOLUNTARY CHANGE IN ACCOUNTING POLICY

During the quarter ended March 31, 2025, the Company conducted a review of its accounting policy related to exploration and evaluation expenditures. Following this review, management has voluntarily elected to adopt a change in accounting policy effective January 1, 2025, to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. Previously, the Company capitalized both acquisition costs and exploration and evaluation expenditures associated with its exploration and evaluation properties. Under the revised policy, the Company will continue to capitalize direct costs related to the acquisition of mineral property interests but will now expense all exploration and evaluation expenditures incurred on its properties until such time when the technical feasibility and commercial viability of extracting mineral resources from the mineral property are demonstrated and the project has received development approval from the Board of Directors.

The change in accounting policy has been made in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis.

The following is a summary of the changes that impact the Consolidated Statements of Financial Position as at October 1, 2023, and September 30, 2024, the Consolidated Statements of Net Loss and Comprehensive Loss and the Consolidated Statements of Cash Flows, for the twelve months ended September 30, 2024.

Consolidated Statements of Financial Position

As at September 30, 2024	Previously reported	Effect of change	Restated
Mineral property interests	$12,125,552	$(1,366,667)	$10,758,885
Total assets	15,185,644	(1,366,667)	13,818,977
Foreign currency reserve	(237,224)	(195,507)	(432,731)
Deficit	(10,111,701)	(1,171,160)	(11,282,861)
Total equity	10,945,987	(1,366,667)	9,579,320
Total liabilities and equity	$15,185,644	$(1,366,667)	$13,818,977

As at October 1, 2023	Previously reported	Effect of change	Restated
Mineral property interests	$254,571	$(210,558)	$44,013
Total assets	518,541	(210,558)	307,983
Foreign currency reserve	(63,983)	84	(63,899)
Deficit	(8,303,840)	(210,642)	(8,514,482)
Total equity	283,555	(210,558)	72,997
Total liabilities and equity	$518,541	$(210,558)	$307,983

Consolidated Statements of Net Loss and Comprehensive Loss

For the twelve months ended September 30, 2024	Previously reported	Effect of change	Restated
Exploration expenses	$29,608	$1,402,987	$1,432,595
General and administrative expenses	1,924,208	(238,597)	1,685,611
Loss from operations	1,953,816	1,164,390	3,118,206
Write-off of mineral property interests	240,594	(203,872)	36,722
Net loss	2,124,677	960,518	3,085,195
Foreign currency translation	173,241	195,591	368,832
Total comprehensive loss	2,297,918	1,156,109	3,454,027
Net loss per share attributable to shareholders of the Company - Basic and diluted	$0.03	$0.02	$0.05

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

Consolidated Statements of Cash Flows

For the twelve months ended September 30, 2024	Previously reported	Effect of change	Restated
Net loss for the year	$(2,124,677)	$(960,518)	$(3,085,195)
Adjustments for:
Write-off of mineral property interests	240,594	(203,872)	36,722
Foreign exchange	(315,519)	195,591	(119,928)
Net changes in non-cash working capital items	(73,648)	(22,961)	(96,609)
Cash used in operations	(1,460,697)	(991,760)	(2,452,457)
Mineral property interest	(1,224,073)	1,187,351	(36,722)
Cash used in investing	(8,287,000)	1,187,351	(7,099,649)
Effect of exchange rate changes on cash and cash equivalents	$(173,241)	$(195,591)	$(368,832)

7.	MINERAL PROPERTY INTERESTS

	San Luis (Peru) (Note a)	La Estrella (Peru) (Note b)	Total
Balance, October 1, 2023 (Restated)	$–	$44,013	$44,013
Acquisition of San Luis Project	10,623,949	–	10,623,949
Foreign exchange adjustment	90,151	772	90,923
Balance, September 30, 2024 (Restated)	$10,714,100	$44,785	$10,758,885
Acquisition of concession	27,626	–	27,626
Transfer of concession	19,659	(19,659)	–
Foreign exchange adjustment	1,397,636	3,901	1,401,537
Balance, December 31, 2025	$12,159,021	$29,027	$12,188,048

The Company’s wholly-owned projects are comprised of the rights to explore the mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to a net smelter returns royalty (“NSR”), as detailed below.

a)	San Luis Project

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. SSR Mining and Esperanza Resources Corp. (“Esperanza”) jointly established Reliant Ventures S.A.C. to develop the project. In 2011, SSR Mining acquired Esperanza’s interest in the San Luis Project, consolidating full ownership of the project under SSR Mining.

On May 23, 2024, The Company acquired the project from SSR Mining, through the purchase of 100% of the shares of Reliant Ventures S.A.C., which holds the rights to the San Luis Project. As part of the acquisition agreement, the Company paid SSR Mining an initial cash payment of US$5,000,000 ($6,978,100) and agreed to pay up to US$37,500,000 in contingent consideration upon the achievement of specific project milestones. These milestones include the commencement of drilling, completion of a feasibility study, and milestones related to commercial production.

In June 2025, the Company made a payment of US$1,250,000 (approximately $1,705,000) to SSR Mining related to the achievement of the first milestone for the commencement of an initial drilling program in June 2025. The second milestone payment of US$1,250,000 (approximately $1,713,250), which is payable on the first anniversary of the commencement of the initial drilling program, is expected to be paid in June 2026.

Other potential milestone payments (milestones three to six that are related to the completion of a feasibility study and reaching commercial production), which could increase the total contingent consideration to up to US$37,500,000, are not recognized due to the current uncertainty in their likelihood.

Additionally, SSR Mining retained a 4% net smelter return (“NSR”) on the project. The Company has the option to buy back 2% of this royalty for US$15,000,000 at any time prior to the commencement of mine construction.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

In addition to the 4% NSR granted to SSR Mining, the San Luis Project is also subject to a 1% NSR on 24 claims payable to Esperanza and a 1% NSR on two claims to Metalla Royalty & Streaming Ltd.

In May and November 2025, through its wholly owned subsidiary, Reliant Venture S.A.C., the Company staked an additional eight concessions covering a total of 6,300 hectares within the overall project area, for aggregate cash payments of $27,626.

b)	La Estrella

On August 10, 2021, the Company purchased from Compania Minera Ares S.A.C. mining claims known as the Estrella claims located in central Peru in consideration for a cash payment of $3,701 (US$2,700) and a 2% NSR. The Company, at its sole discretion and at any time may purchase 50% of the NSR for a consideration of US$200,000 and the remaining 50% for a consideration of US$300,000.

The Estrella 002 concession was acquired via auction with the Peruvian Mining Authority for consideration of US$31,000 (paid).

In addition, the Company has acquired the La Estrella project database including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for the payment of $15,000 (paid) and the issuance of 37,500 common shares (issued).

8.	PROPERTY AND EQUIPMENT

	Office equipment andfurniture	Construction in progress	Site equipment and infrastructure	Vehicles	Right- of-use assets	Total

Cost
As at October 1, 2023	$3,441	$–	$–	$86,132	$–	$89,573
Acquisition of Reliant Ventures S.A.C	364	55,796	23,438	3,670	–	83,268
Additions	2,199	–	29,344	–	–	31,543
Disposals	–	–	(1,522)	(6,252)	–	(7,774)
Foreign exchange adjustment	212	1,267	1,541	2,978	–	5,998
As at September 30, 2024	$6,216	$57,063	$52,801	$86,528	$–	$202,608
Additions	29,389	31,766	143,001	–	13,155	217,311
Disposals	–	–	(4,364)	–	–	(4,364)
Foreign exchange adjustment	2,114	6,374	15,127	(8,944)	140	14,811
As at December 31, 2025	$37,719	$95,203	$206,565	$77,584	$13,295	$430,366

Accumulated amortization
As at October 1, 2023	$1,880	$–	$–	$76,597	$–	$78,477
Amortization	1,332	–	19,277	8,999	–	29,608
As at September 30, 2024	$3,212	$–	$19,277	$85,596	$–	$108,085
Amortization	5,001	–	34,777	2,506	3,100	45,384
Disposal	–	–	(4,364)	–	–	(4,364)
Foreign exchange adjustment	568	–	(6,856)	(11,077)	(32)	(17,397)
As at December 31, 2025	$8,781	$–	$42,834	$77,025	$3,068	$131,708

Net book value
As at September 30, 2024	$3,004	$57,063	$33,524	$932	$–	$94,523
As at December 31, 2025	$28,938	$95,203	$163,731	$559	$10,227	$298,658

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

9.	RECLAMATION PROVISION

	December 31, 2025	September 30, 2024
Balance, start of the year	$492,426	$–
Acquisition of Reliant Ventures S.A.C.	–	468,180
Additions	31,019	–
Accretion	30,200	8,237
Settlement	(5,569)	–
Change in estimate	46,268	–
Foreign exchange adjustment	56,095	16,009
Balance, end of the year	$650,439	$492,426

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at December 31, 2025, are $658,923 (September 30, 2024 – $573,958), which have been inflated at the rate of 1.95% per annum (September 30, 2024 – 1.98%) and discounted at the rate of 4.00% (September 30, 2024 – 5.25%).

10.	SHARE CAPITAL

a)	Share Capital

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 130,910,687 (September 30, 2024 – 81,221,620)

Transactions for the issue of share capital during the fifteen months ended December 31, 2025:

●	On October 17, 2025, pursuant to the bought deal public offering of common shares of the Company which closed on September 29, 2025, the underwriters exercised their over-allotment option in full. The Company issued an additional 2,330,000 common shares at a price of $3.75 per common share for aggregate gross proceeds of $8,737,500. The Company incurred share issuance costs of $495,315 in connection with the financing.

●	On September 29, 2025, the Company closed its bought deal public offering, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $3.75 per common share for aggregate gross proceeds of $86,250,000. The Company incurred share issuance costs of $4,715,510 in connection with the financing.

●	On September 29, 2025, upon the exercise of common share purchase warrants, 50,000 common shares were issued at $0.15 per share for proceeds of $7,500.

●	On September 15, 2025, upon the exercise of common share purchase warrants, 50,000 common shares were issued at $0.15 per share for proceeds of $7,500.

●	On August 27, 2025, upon the exercise of common share purchase warrants, 9,702 common shares were issued at $0.15 per share for proceeds of $1,455.

●	On June 12, 2025, upon the exercise of common share purchase warrants, 500,000 common shares were issued at $0.15 per share for proceeds of $75,000.

●	On April 15, 2025, upon the exercise of common share purchase warrants, 100,000 common shares were issued at $0.15 per share for proceeds of $15,000.

●	On March 12, 2025, the Company issued 150,000 common shares through the exercise of stock options. This issuance resulted from the exercise of 15,000 stock options at an exercise price of $0.54 per share, 50,000 stock options at an exercise price of $0.55 per share and 85,000 stock options at an exercise price of $0.60 per share.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

●	On March 11, 2025, the Company closed its previously announced bought deal private placement, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company incurred issuance costs of $2,163,272 in connection with the financing.

●	On October 18, 2024, the Company issued 474,365 common shares through the cashless exercise of stock options. This issuance resulted from the exercise of 575,000 stock options at an exercise price of $0.42 per share and 675,000 stock options at an exercise price of $0.55 per share.

●	On October 9, 2024, upon the exercise of common share purchase warrants, 25,000 common shares were issued at $0.15 per share for proceeds of $3,750.

Transactions for the issue of share capital during the twelve months ended September 30, 2024:

●	On August 8, 2024, the Company issued 75,000 common shares with a fair value of $46,500 to the CEO as a performance bonus. Additionally, 146,923 common shares with a fair value of $91,094 were issued as restructuring payment to a former director for the cancellation of 450,000 stock options.

●	On May 24, 2024, upon the exercise of common share purchase warrants, 25,000 common shares were issued at $0.15 per share for proceeds of $3,750.

●	On May 8, 2024, the Company completed an offering of 20,514,222 common shares of the Company at a price of $0.45 per share for gross proceeds of $9,231,400. The Company incurred $24,500 in share issue costs in respect of this financing.

●	On October 19, 2023, the Company completed financing whereby 30,000,000 units were issued at $0.10 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one warrant exercisable at a price of $0.15 per share for a period of 3 years from the date of issuance. The Company incurred $43,443 in share issuance costs in respect of this financing.

Subsequent to December 31, 2025, upon the exercise of warrants, 28,090,298 common shares were issued for proceeds of $4,213,544.

b)	Stock options

For the fifteen months ended December 31, 2025, the Company recognized a share-based compensation expense included in general and administrative expenditures of $2,285,246 (twelve months ended September 30, 2024 – $630,626). The following table shows the change in stock options during the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024:

	December 31, 2025		September 30, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, start of the year	2,575,000	$0.52	1,625,000	$0.51
Granted	6,020,000	0.87	1,737,500	0.56
Exercised	(1,400,000)	0.50	–	–
Forfeited/expired/cancelled	(475,000)	0.66	(787,500)	0.58
Balance, end of the year	6,720,000	$0.83	2,575,000	$0.52

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

The assumptions used in the Black-Scholes option pricing model for the options granted in the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024 were as follows.

Weighted average	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Exercise price per share issuable	$0.87	$0.56
Expected term (years)	5	3
Volatility	91%	125%
Expected dividend yield	–	–
Risk-free interest rate	2.39%	2.90%
Weighted average fair value per option	0.61	0.36

The following is a summary of the Company’s outstanding and exercisable stock options as at December 31, 2025:

Outstanding				Exercisable
Expiry date	Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 3, 2026	$0.60	75,000	0.84	75,000	0.84
March 12, 2027	0.55	600,000	1.19	600,000	1.19
March 3, 2028	0.42	175,000	2.17	175,000	2.17
October 21, 2029	0.80	4,220,000	3.81	2,030,000	3.81
January 2, 2030	1.04	1,600,000	4.01	–	4.01
April 7, 2030	1.90	50,000	4.27	–	4.27
	$0.83	6,720,000	3.55	2,880,000	3.09

Subsequent to December 31, 2025, the Company granted 5,110,000 options for an exercise price of C$6.17 per share.

c)	Warrants

As an incentive to complete a private placement, the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to the private placement units. Finders’ warrants may be issued as a private placement share issuance cost and are valued using the Black-Scholes option pricing model.

A continuity of the Company’s warrants is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, September 30, 2023	–	$–
Issued	30,000,000	0.15
Exercised	(25,000)	0.15
Outstanding, September 30, 2024	29,975,000	$0.15
Exercised	(734,702)	0.15
Outstanding, December 31, 2025	29,240,298	$0.15

The remaining contractual life (years) of the outstanding warrants is 0.80 years.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

11.	RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024 is comprised of the following:

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Share-based compensation	$1,830,349	$567,552
Salaries and benefits	2,185,283	–
Professional fees	156,605	573,620
	$4,172,237	$1,141,172

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the fifteen months ended December 31, 2025.

(a)	Stephen Brohman was the Company’s Chief Financial Officer until January 2, 2025. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provided the Company with accounting and tax services.

(b)	David Fincham was appointed as the Company’s Chief Executive Officer effective October 2022 to October 2024.

(c)	Dr. Leandro Echavarria was the Company’s VP of Exploration until January 7, 2025. He has significant influence over LE Geological Services USA. that provided geological services to the Company.

As of December 31, 2025, accounts payable and accrued liabilities included $812,100 (September 30, 2024 – $45,468) due to key management personnel referred to above.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2025, was approximately $724,800 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024:

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Salaries and benefits	$2,510,125	$–
Office and other	626,879	–
Filing and regulatory fees	713	–
Marketing and travel	27,213	–
	$3,164,930	$–

At December 31, 2025, amounts in receivables include $27,465 due from a related party (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Non-cash investing and financing activities:
Reclassification of commitment to issue shares	$(46,319)	$–
Fair value reversal for expiry of stock options	(172,806)	(291,893)
Accrued share issuance costs	(45,419)	–
	$(264,544)	$(291,893)

13.	SEGMENTED INFORMATION

The Company has determined that it has one operating segment, being the exploration of mineral properties. Information about the Company’s non-current assets by jurisdiction is detailed below:

	December 31, 2025	September 30, 2024
Peru	$12,872,858	$11,002,190
Canada	12,812	–
	$12,885,670	$11,002,190

14.	EXPLORATION EXPENDITURES

The Company’s exploration expenditures by activity are as follows:

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024 (Restated – Note 6)
Assay and analysis	$374,631	$–
Community relations	326,458	–
Concession fees	2,053,716	–
Depreciation	45,384	29,608
Drilling and drilling related costs	468,478	–
Environmental, regulatory & permitting	63,143	–
Geological & geophysical investigations	48,487	322,377
Reclamation provision	76,758	–
Salaries, contractors & project administration	3,869,895	994,321
Site preparation, camp & field expenses	1,700,613	86,289
Studies	38,982	–
	$9,066,545	$1,432,595

The Company’s exploration expenditures are incurred in Peru.

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

15.	GENERAL AND ADMINISTRATIVE EXPENDITURES

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Filing and regulatory fees	$322,076	$51,230
Marketing and travel	401,037	9,177
Office and other	738,671	82,792
Professional fees	888,309	774,192
Salaries and benefits	3,519,698	137,594
Share-based compensation:	2,285,246	630,626
Transaction costs	511,471	–
	$8,666,508	$1,685,611

16.	WRITE-OFF OF RECEIVABLES

In 2019, a predecessor entity of Reliant Venture S.A.C, a subsidiary of the Company, remitted a payment of S/445,862 ($172,994) to SUNAT, the Peruvian tax authority, for penalties and interest following an audit of its 2015 income tax return. The Company recognized a receivable in respect of this amount, based on its assessment that it was recoverable through successful legal challenge. The Company subsequently filed a claim challenging the assessment, which was denied by SUNAT and upheld by the Peruvian Tax Court on appeal. In February 2024, the Company initiated further legal proceedings with the Superior Court of Justice of Lima, seeking to annul the Tax Court’s decision. While the legal proceedings remain ongoing, the Company has determined that, given the uncertainty and expected duration of the legal process, recovery is no longer probable in the near term. Accordingly, the full amount of S/445,862 ($172,994) has been written off during the quarter ended March 31, 2025.

17.	INCOME TAX

Income tax (expense) recovery for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024 varies from the amount that would be computed from applying the combined federal and provincial income tax rate to income (loss) before income taxes as follows:

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024 (Restated – Note 6)
Net loss before income taxes	$(16,972,421)	$(3,085,195)
Statutory Canadian corporate tax rate	27%	27%
Anticipated income tax recovery	$(4,583,000)	$(833,000)
Change in tax resulting from:
Change in statutory, foreign tax, foreign exchange rates and other	(1,127,000)	(31,000)
Permanent differences	3,335,000	171,000
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(20,555,000)	61,000
Share issue costs	(2,049,000)	(18,000)
Change in unrecognized deductible temporary differences	24,979,000	650,000
Net deferred income tax recovery	$–	$–

The significant components of the Company’s deferred income tax assets (liability) are as follows:

	December 31, 2025	September 30, 2024
Deferred tax assets (liabilities)
Exploration and evaluation assets	$22,932,000	$1,372,000
Property and equipment	190,000	77,000
Share issue costs	1,573,000	15,000
Non-capital losses available for future periods	2,764,000	1,016,000
	$27,459,000	$2,480,000
Unrecognized deferred tax assets	(27,459,000)	(2,480,000)
Net deferred tax assets	$–	$–

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

As at December 31, 2025, the Company has non-capital loss carry forwards of approximately $10,169,000 (September 30, 2024 – 3,703,000) which expire between 2037 and 2045.

As at December 31, 2025, the Company has share issuance costs totaling approximately $5,827,000 (September 30, 2024 – $54,000), which have not been claimed for income tax purposes.

Income tax attributes are subject to review and potential adjustments by tax authorities.

18.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $108,901,729 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s interest rate exposure mainly relates to interest earned on cash and term deposits. For the fifteen months ended December 31, 2025, every 1% fluctuation in interest rates up or down would result in an increase or decrease of approximately $407,000 to the Company’s income (twelve months ended September 30, 2024 – $16,700).

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

On December 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$2,459,902	$–	$2,459,902
Consideration payable	1,713,250	–	1,713,250
Lease liabilities	12,412	–	12,412
Office rent obligations	606,100	252,400	858,500
	$4,791,664	$252,400	$5,044,064

Highlander Silver Corp.

Notes to the Consolidated Financial Statements

For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024

(Expressed in Canadian Dollars, unless otherwise noted)

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. On December 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company and its subsidiaries is the Canadian dollar and the Peruvian soles respectively, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2025, cash and cash equivalents of $3,413,202 (September 30, 2024 – $304,052), reclamation deposit of $59,951 (September 30, 2024 – $59,052), receivables of $12,900 (September 30, 2024 – $19,312), consideration payable of $1,713,250 (September 30, 2024 – $3,374,750), and accounts payable and accrued liabilities of $367,714 (September 30, 2024 – $167,283) are denominated in the US dollar. For the fifteen months ended December 31, 2025, if the US dollar to Canadian dollar and Peruvian soles currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $140,448 (September 30, 2024 – $315,967).

19.	COMMITMENTS

The Company is committed to payments for office leases premises through 2027 in the total amount of approximately $858,500 based on the Company’s current share of rent paid. Payments by fiscal year are:

2026	$606,100
2027	252,400

20.	SUBSEQUENT EVENTS

On December 18, 2025, the Company entered into a definitive arrangement agreement with Bear Creek Mining Corporation (“Bear Creek”) to acquire all issued and outstanding common share of Bear Creek (“Bear Creek Shares”) that it does not already own by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which Bear Creek shareholders will receive 0.1175 Highlander common shares per Bear Creek Share and are expected to own approximately 18% of the combined company upon closing (the “Transaction”). In connection with the Transaction, Highlander completed an $18 million private placement in Bear Creek in January 2026 and entered into agreements to settle Bear Creek’s outstanding debt and streaming obligations, conditional upon closing. On January 9, 2026, the agreement was amended to remove the requirement for a Highlander shareholder meeting; all other material terms remain unchanged. The Transaction was completed on February 26, 2026. In connection with the closing, Highlander issued 36,225,457 common shares to the former shareholders of Bear Creek. The Company has determined that the Transaction represents a business combination with the Company identified as the acquirer. During the fifteen months ended December 31, 2025, the Company incurred transaction costs of $511,471 for due diligence and related legal expenses to support the Transaction. As the Transaction was completed on February 26, 2026, and the financial information required to complete the business combination accounting has not yet been finalized, the Company has not yet completed the initial accounting for the acquisition, including the preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed.

On January 30, 2026, the Company closed a non-brokered private placement with Mr. Eric Sprott, pursuant to which the Company issued 8,060,226 common shares of the Company at a price of $6.80 per common share for aggregate gross proceeds of US$40,000,000. The Company incurred share issuance costs of $376,914 in connection with the financing.

On March 6, 2026, the Company received approval to list its common shares on the NYSE American LLC. The Company’s common shares commenced trading on March 11, 2026, under the symbol “HSLV”. The Company remains listed on the Toronto Stock Exchange under the same symbol.